

June 26, 2012

Via E-mail
Brian Magstadt
Chief Financial Officer
Simpson Manufacturing Co., Inc.
5956 W. Las Positas Blvd.
Pleasanton, CA 94588

> **Re:** **Simpson Manufacturing Co., Inc.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed February 28, 2012**
> **Form 10-Q for the Period Ended March 31, 2012**
> **Filed May 8, 2012**
> **Response Dated June 18, 2012**
> **File No. 1-13429**

Dear Mr. Magstadt:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26
Comparison of the Years Ended December 31, 2011 and 2010, page 27

1. We note your response to comment four from our letter dated May 22, 2012. Your proposed revisions to your future filings do not appear to provide sufficient detail through the eyes of management to enable investors to understand the changes in your gross profit from period to period. Please show us how you will revise your future filings to better explain how your product mix changed between periods and how this change in product mix affected your gross profit and gross margins. Consider quantifying how your sales by product changed for

each period presented and providing an indication of the average profitability associated with each material product category.

Critical Accounting Policies and Estimates, page 32
Goodwill Impairment Testing, page 33

2. We note your response to comment six from our letter dated May 22, 2012 in which you indicate that you have not aggregated any individual components into reporting units for purposes of goodwill impairment. Your response indicates that each component is generally an individual country where you conduct operations. However, based on your disclosures on pages 28 and 30, it appears that you may have discrete financial information available at a regional level in the United States. Please clarify for us the level at which you test goodwill for your North America region.

Audited Consolidated Financial Statements
Note 14. Segment Information, page 64

3. We note your response to comment 10 from our letter dated May 22, 2012. In your April 27, 2012 first quarter earnings call, you made mention of various products such as truss plates, adhesives and mechanical anchors. In the proposed future filing disclosures you provided in your response, these products are included in broader product categories of wood construction and concrete, masonry, and asphalt construction. Please tell us if you separately track revenues for your truss plate, adhesives and mechanical anchor products and if so, what consideration you gave to disclosing net sales for each of these products separately.

4. We note that in both your earnings calls and your MD&A, you make reference to certain financial information, such as net sales, at a regional level within North America. So that we may better understand how you determine your reportable segments, please tell us if your chief operating decision maker and/or your board of directors receive any type of discrete financial information for the North America segment at a regional level (such as California or the Midwestern United States). If your chief operating decision maker and/or your board of directors receive any such information, please tell us in detail the nature of the information provided and how it is used by the chief operating decision maker and/or board members.

You may contact Lisa Etheredge, Staff Accountant at (202) 551-3424 or the undersigned at (202) 551-3769 if you have any questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief